Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Conn’s, Inc. for the registration of $250,000,000 of common stock, preferred stock, debt securities, warrants, rights, stock purchase contracts, depositary shares, and units, and to the incorporation by reference therein of our reports dated April 11, 2012, with respect to the consolidated financial statements and schedule of Conn’s, Inc., and the effectiveness of internal control over financial reporting of Conn’s, Inc., included in its Annual Report (Form 10-K) for the year ended January 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

     Ernst & Young LLP

Houston, Texas

April 16, 2012